[GERDAU LOGO]	[CO-STEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

CO-STEEL AND GERDAU S.A. ANNOUNCE AGREEMENT TO COMBINE NORTH
AMERICAN STEEL OPERATIONS

Toronto, Ontario, August 13, 2002 - Co-Steel Inc. of Whitby, Ontario, (TSX:CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE:GGB) today announced the execution of a definitive agreement to combine their North American steel operations creating a world-class steel enterprise with anticipated annual revenue in excess of $2.5 billion (US $1.7 billion). The transaction will combine complementary operating portfolios resulting in an enhanced product mix and a sound growth platform for the North American steel industry. All figures are in Canadian dollars unless otherwise stated.

Under the terms of the transaction agreement, Co-Steel will issue 146,588,194 common shares to acquire Gerdau S.A.’s affiliated steel holdings including Gerdau Courtice Steel, based in Cambridge, Ontario, Canada, Gerdau MRM Steel, based in Selkirk, Manitoba, Canada and AmeriSteel, based in Tampa, Florida, USA. Upon closing of the transaction, Co-Steel will be renamed Gerdau AmeriSteel Corporation and will have approximately 198 million common shares outstanding. The existing Co-Steel shareholders will own 26% of the outstanding shares of Gerdau AmeriSteel, with Gerdau S.A. and its affiliated shareholders owning 74%. There will be no change in the status of the outstanding Co-Steel convertible debentures. Subject to Toronto Stock Exchange approval, the common shares of Gerdau AmeriSteel will trade on the TSX.

“This combination is a defining moment that opens an exciting future for the employees, customers and shareholders of both companies,” said Terry Newman, President and CEO of Co-Steel. “The combined strengths and compatible cultures of these companies provide the nucleus for realization of a shared vision of a world-class steel enterprise that can compete in today’s global market. This transaction creates the financial resources, the operational critical mass and the professional talent pool needed to contribute to the revitalization of the North American steel industry.”

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau AmeriSteel will be able to strategically service long product customers throughout eastern North America, resulting in improved operating efficiencies. Gerdau AmeriSteel’s minimills will be integrated with 29 downstream fabricating and specialty product businesses, increasing profit margins and reducing the volatility of earnings.

Gerdau AmeriSteel expects to realize a number of economic benefits as a result of the combination:

•	The company expects to realize approximately $35 million ($23 million USD) in near-term annual cost savings, without any significant capital expense, through freight rationalization, product and mill scheduling efficiencies, and enhanced purchasing volume;

•	Additional incremental cost savings will be realized through the adoption of best operating practices and coordination of manufacturing technologies; and

•	The company does not anticipate any significant restructuring of the operating units or any material manpower reductions among the current combined 4,800 employees.

Co-Steel shareholders will benefit from the combined entity’s strengthened balance sheet and improved financial outlook. In particular:

•	Co-Steel’s net debt/EBITDA (adjusted for non-recurring items) for the 12 months ending June 30, 2002, will improve from 8.1x to 3.8x on a pro forma basis based on Gerdau AmeriSteel’s pro forma net debt and annualized EBITDA for the six months ending June 30, 2002;

•	EBITDA for Co-Steel for the six month period ending June 30, 2002, was $44 million, while pro forma EBITDA for Gerdau AmeriSteel for the same period amounted to $134 million;

•	The transaction will be accretive to Co-Steel’s earnings and cash flow on a pro forma basis and going forward; and

•	Gerdau AmeriSteel will have a significant component of its production in more profitable downstream and specialty products resulting in improved profit margins and greater earnings stability.

CO-STEEL AND GERDAU S.A. ANNOUNCE AGREEMENT TO COMBINE NORTH AMERICAN STEEL OPERATIONS
CO-STEEL AND GERDAU S.A. ANNOUNCE SUCCESSFUL COMPLETION OF DUE DILIGENCE
CO-STEEL AND GERDAU S.A. ANNOUNCE SUBSTANTIAL PROGRESS WITH PROPOSED COMBINATION
CO-STEEL SHAREHOLDERS APPROVE COMBINATION WITH GERDAU SA’s NORTH AMERICAN OPERATIONS
CO-STEEL AND GERDAU S.A. ANNOUNCE CLOSING OF MERGER TRANSACTION
Gerdau Ameristeel Announces Third Quarter Results

Gerdau AmeriSteel’s board of directors will be composed of nine members. Four current Co-Steel directors will remain on the Board with Gerdau S.A. appointing five new members. Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., will be the Chairman of the Board of Directors of Gerdau AmeriSteel. Terry Newman, President and CEO of Co-Steel, will serve as Vice Chairman of the Board of Directors. Phillip E. Casey, currently President and CEO of AmeriSteel, will be the President and CEO. The new Board is committed to taking whatever steps may be required to ensure compliance with current and evolving North American corporate governance standards. Gerdau AmeriSteel Corporation will have its registered office in Whitby, Ontario, Canada and its executive office will be located in Tampa, Florida, USA.

Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., commented: “This transaction coincides with a period of heightened economic uncertainty and trade conflict for the global steel industry. Gerdau and Co-Steel have crafted an attractive transaction that is financially sound and creates an enterprise that possesses the professional resources to lead the resurgence of the North American steel industry. For Gerdau S.A., this merger represents an important step in the unification of its holdings and a substantial increase in the company’s commitment to the attractive North American market. The unification of two quality organizations with comparable traditions and corporate images is an exciting event and a positive step towards a brighter future.”

The transaction, which will be accounted for as a reverse take-over, is scheduled to close during the fourth quarter 2002, and is subject to closing conditions typical of a transaction of this nature, including shareholder, lender and regulatory approvals. Details of the transaction will be provided in a management information circular to be issued by Co-Steel in connection with a special meeting of its shareholders expected to be held in late September 2002. The materials will also contain a fairness opinion by CIBC World Markets.

The agreement contains customary non-solicitation restrictions and certain provisions permitting CoSteel directors to discharge their fiduciary duty. Co-Steel has also agreed to pay a termination fee of $8 million (in cash or shares, at the election of Co-Steel) in certain circumstances. The parties are conducting physical due diligence of the other’s assets over the next ten days to confirm the accuracy of the other party’s representations in the transaction agreement. Either party may terminate the agreement if such investigation reveals a material inaccuracy that is not cured within 30 days.

The Board of Directors of Co-Steel has unanimously approved the transaction and will recommend that shareholders vote in favour thereof.

A conference call and webcast presentation concerning today’s merger announcement will be conducted by management in both English and Portuguese as follows:

Tuesday, August 13, 2002
English version at 10:00 am EDT	North American toll free	1-800-387-6216
	Other countries	416-405-9328

Portuguese version at 11:00 am EDT	Brazil toll free	0-800-77-00781
	Other countries	55-114155-1671

Listener access to the conference call will also be available through the Internet on the following web sites: www.costeel.com., www.gerdau.com.br and www.ameristeel.com.

A taped replay of the call will be available by telephone until August 27, 2002. Interested parties can access the taped replay by dialing 1-800-408-3053 or 416-695-5800. The passcode for the taped replay is 1243146. Archived versions of the calls will also be available at the three web sites for a period of 90 days.

A PowerPoint presentation containing further details of the transaction is available at www.costeel.com., www.gerdau.com and www.ameristeel.com.

About Co-Steel Inc.

Co-Steel Inc. common shares and convertible debentures are listed on the Toronto Stock Exchange and trade under the symbol CEI. The Company manufactures and markets merchant bar, structural shapes, reinforcing bar, wire rod and flat rolled steel used principally in the construction, automotive, appliance, machinery and equipment industries.

Co-Steel’s minimill operations consist of Co-Steel Lasco, Whitby, Ontario; Co-Steel Sayreville, Sayreville, New Jersey; Co-Steel Raritan, Perth Amboy, New Jersey; and Gallatin Steel Company, Gallatin County, Kentucky, Co-Steel’s 50% owned flat rolled steel joint venture. Co-Steel processes and trades steel scrap for its own use and for sale to third parties through Co-Steel Recycling, a leading scrap processing and trading company with ferrous and non-ferrous recovery sites in Southern Ontario and Western New York. For additional financial information and investor information, including financial statements, visit www.costeel.com.

About Gerdau S.A.

The Gerdau North American operations incorporated in this merger include seven minimills located in Jacksonville, Florida; Charlotte, North Carolina; Jackson and Knoxville, Tennessee; Cartersville, Georgia; Cambridge, Ontario; and Selkirk, Manitoba. Also included are AmeriSteel’s 22 value added downstream operations and Gerdau MRM Steel’s specialty steel processing facilities and scrap operations.

Gerdau S.A.’s legacy and tradition cover an impressive span of 101 years of significant contributions to the development of the Brazilian steel industry. To service the steel requirements of its global customer base, Gerdau S.A. has assembled 12 million tons of steel capacity, 16,000 dedicated employees and total assets exceeding US $3 billion. Annually, Gerdau S.A. manufactures and distributes US $2.7 billion in steel products for applications in the construction, agricultural, automotive and industrial sectors.

Gerdau S.A. is a leading producer of long steel products in Brazil, Chile and Uruguay. Gerdau’s Açominas subsidiary in Brazil is also one of the largest exporters of semi-finished steel products. Within Brazil, Gerdau S.A. operates a nationwide network of 70 branch locations dedicated to the distribution of a full range of long and flat steel products. For additional financial and investor information, visit www.gerdau.com.br.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

This press release contains forward-looking statements with respect to Gerdau AmeriSteel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk relating to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For more information please contact:

Terry Newman	Phillip E. Casey
President & CEO	President & CEO
Co-Steel	AmeriSteel
(905) 665-3707	(813) 207-2225

Lorie Waisberg	Tom Landa
Executive Vice President, Finance and Administration	Chief Financial Officer
Co-Steel	AmeriSteel
(905) 665-3708	(813) 207-2300

Osvaldo Schirmer
Executive Vice President & Chief Financial Officer
Gerdau S.A.
55-51-3323-2108

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.

[GERDAU LOGO]	[CO-STEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

CO-STEEL AND GERDAU S.A. ANNOUNCE SUCCESSFUL COMPLETION OF
DUE DILIGENCE

Toronto, Ontario, August 26, 2002 - Co-Steel Inc. of Whitby, Ontario, (TSX: CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce that:

•	each party has satisfactorily completed physical due diligence of the other’s assets to confirm the accuracy of the other party’s representations and warranties;

•	September 23, 2002 has been set as the date for the special meeting of Co-Steel shareholders to be held to consider the transaction. At the meeting, Co-Steel Shareholders will also be asked to approve the change of the name of Co-Steel to Gerdau AmeriSteel Corporation;

•	the management information circular relating to the transaction has been mailed to shareholders and is available on Co-Steel’s website at www.costeel.com or on the Canadian securities regulatory authorities’ system for electronic filings at www.sedar.com; and

•	the United States Federal Trade Commission has granted early termination of the Hart-Scott-Rodino Act waiting period and therefore the business combination is permitted to proceed thereunder. Canadian regulatory approvals are still pending.

The parties have also decided that Gerdau AmeriSteel’s board of directors will be composed of a majority of outside, independent directors. Eight current Co-Steel directors, including seven independent directors, will remain on the board with Gerdau S.A. appointing five new members. Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., will be the Chairman of the board of directors of Gerdau AmeriSteel. Terry Newman, President and CEO of Co-Steel, will serve as Vice Chairman of the board of directors. The remaining board members will be from Co-Steel: Kenneth Harrigan, Joseph Heffernan, Michael Koerner, Robert Korthals, J. Spencer Lanthier, Lionel Schipper and Michael Sopko; and from Gerdau: Phillip Casey (who will also be the President and CEO), Frederico Gerdau Johannpeter, André Bier Johannpeter and Garry Leach. As well, the audit and compensation committees will be composed exclusively of outside, independent directors. The new Board is committed to taking all necessary steps to ensure compliance with current and evolving North American corporate governance standards.

Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., commented: “The professional credentials and business reputations of the Gerdau AmeriSteel board of directors will assure the independent governance and sound leadership of the new enterprise. Gerdau AmeriSteel will be fortunate to have the exceptional depth of international experience and proven standard of business conduct of these directors. The composition of this distinguished board will provide invaluable guidance towards the future growth and success of Gerdau AmeriSteel.”

As a result of the transaction, Co-Steel shareholders will benefit from economies of scale, product and geographic diversification, downstream integration, cost savings from transaction synergies and strong sponsorship from Gerdau S.A. In addition, shareholders will benefit from the combined entity’s strengthened balance sheet and improved financial outlook. EBITDA (adjusted for non-recurring items) for Gerdau AmeriSteel for 2002 on a pro forma basis is expected to be in the range of $310 million to $330 million and for 2003, EBITDA (excluding synergies) is expected to be in the range of $415 million to $455 million. (“EBITDA” means earnings before interest, income taxes, depreciation and amortization, and is a non-GAAP measure that may not be comparable to measures used by other companies.) Net earnings for Gerdau AmeriSteel for 2002 on a pro forma basis are expected to be in the range of $45 million to $60 million ($0.23 to $0.30 per share), and for 2003, net earnings after taking into account anticipated synergies of $35 million are expected to be in the range of $158 million to $186 million ($0.80 to $0.94 per share). Based on analyst estimates of earnings per share for Co-Steel of $0.10 per share for 2002 and $0.70 per share for 2003, the transaction is expected to be accretive to Co-Steel’s earnings on a pro forma basis for 2002 and for 2003, by $0.13 to $0.20 per share in 2002 and by $0.10 to $0.24 per share in 2003. All figures are in Canadian dollars.

Terry Newman, President and CEO of Co-Steel stated: “We are gratified by the degree of cooperation among the prospective partners and the common focus on the resolution of the complexities of this important transaction. The initial timetable represented an aggressive target but the progress on administrative tasks, regulatory approvals and physical due diligence has remained on schedule. Based on the physical due diligence inspections of assets, both parties have reaffirmed the potential economic value of this strategic alliance and are committed to expediting a successful conclusion of the transaction.”

The transaction is subject to closing conditions typical of a transaction of this nature, including shareholder, lender and Canadian regulatory approvals. The transaction is scheduled to close in early October 2002.

The transaction will combine complementary operating portfolios resulting in an enhanced product mix and a sound growth platform for the North American steel industry. Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau AmeriSteel will be able to strategically service long product customers throughout eastern North America, resulting in improved operating efficiencies. Gerdau AmeriSteel’s minimills will be integrated with 29 downstream fabricating and specialty product businesses, increasing profit margins and reducing the volatility of earnings.

The expectations expressed in this press release are intended to provide guidance about the financial outlook for Gerdau AmeriSteel but are based on assumptions that could prove to be wrong and, accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risks relating to completing the transaction, and general economic and market factors, including demand for and price of steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in the management information circular sent to shareholders and filed with securities regulatory authorities in connection with this transaction. Gerdau AmeriSteel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

For more information please contact:

Terry Newman	Phillip E. Casey
President & CEO	President & CEO
Co-Steel	AmeriSteel
(905) 665-3707	(813) 207-2225

Lorie Waisberg	Tom Landa
Executive Vice President, Finance and Administration	Chief Financial Officer
Co-Steel	AmeriSteel
(905) 665-3708	(813) 207-2300

Osvaldo Schirmer
Executive Vice President & Chief Financial Officer
Gerdau S.A.
55-51-3323-2108

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.

[GERDAU LOGO]	[CO-STEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

CO-STEEL AND GERDAU S.A. ANNOUNCE SUBSTANTIAL PROGRESS WITH PROPOSED COMBINATION

Toronto, Ontario, September 12, 2002 - Co-Steel Inc. of Whitby, Ontario, (TSX: CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce substantial progress in connection with the proposed combination of their North American operations. Management of both companies have been working diligently with each other in order to ensure an efficient and effective integration process. Based on these efforts, management of both companies reaffirmed their belief that the combined entity should be able to quickly and conservatively realize at least $35 million in synergy savings. The parties have also made substantial progress with their respective lenders towards obtaining the consents and waivers required in connection with the transaction.

As well, the parties have made substantial progress on matters of governance. “Gerdau had previously assured us of their commitment to best practices in corporate governance and to undertake a review of prevailing and emerging North American corporate governance trends in this connection. Gerdau has impressed us in having pursued this issue so expeditiously and to reflect this commitment, in response to a request from certain of our institutional shareholders, by formally agreeing that the Gerdau AmeriSteel board will continue to be comprised of a majority of independents for the foreseeable future, at least four years, following closing,” said Joseph Heffernan, an independent director of Co-Steel who has agreed to continue to serve as such for Gerdau AmeriSteel. Governance and policy guidance of the audit and the compensation committees of the board will also be directed by a majority of independent directors.

The special meeting of Co-Steel shareholders is scheduled to occur on September 23, 2002. Subject to shareholder, regulatory and lender approvals (which management anticipates will be obtained on or shortly following the special meeting), the transaction is expected to close in early October 2002.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

For more information please contact:

Terry Newman	Phillip E. Casey
President & CEO	President & CEO
Co-Steel	AmeriSteel
(905) 665-3707	(813) 207-2225

Lorie Waisberg	Tom Landa
Executive Vice President, Finance and Administration	Chief Financial Officer
Co-Steel	AmeriSteel
(905) 665-3708	(813) 207-2300

Osvaldo Schirmer
Executive Vice President & CFO
Gerdau S.A.
55-51-3323-2108

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.

[GERDAU LOGO]	[CO-STEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

CO-STEEL SHAREHOLDERS APPROVE COMBINATION WITH GERDAU S.A.’s NORTH AMERICAN OPERATIONS

Toronto, Ontario, September 23, 2002 - Co-Steel Inc. of Whitby, Ontario, (TSX: CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce that Co-Steel’s shareholders have overwhelmingly approved the proposed combination with Gerdau S.A.’s North American operations at a special meeting of shareholders held today. Shareholders also voted in favour of changing the name of Co-Steel to Gerdau AmeriSteel Corporation. Subject to Toronto Stock Exchange approval, the common shares of Gerdau AmeriSteel will trade on the TSX.

“We are very pleased to have received such a strong vote of confidence in the transaction from Co-Steel’s shareholders,” said Jorge Gerdau Johannpeter, Chairman of Gerdau S.A. “This transaction will create a new world class steel enterprise with the financial resources, the operational critical mass and the professional talent pool needed to assume a leadership position in the consolidation and revitalization of the North American steel industry. The unification of two quality organizations with comparable traditions and corporate images is an exciting event and a positive step towards a brighter future.”

The transaction is subject to closing conditions typical of a transaction of this nature, including Canadian regulatory approvals. These approvals are expected to be received shortly and the transaction is scheduled to close on October 1, 2002.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

For more information please contact:

Terry Newman	Phillip E. Casey
President & CEO	President & CEO
CoSteel Inc.	AmeriSteel Corporation
(905) 665-3707	(813) 207-2225

Lorie Waisberg	Tom Landa
Executive Vice President, Finance and Administration	Chief Financial Officer
Co-Steel Inc.	AmeriSteel Corporation
(905) 665-3708	(813) 207-2300

Osvaldo Schirmer
Executive Vice President & Chief Financial Officer
Gerdau S.A.
55-51-3323-2108

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau Ameristeel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.

[GERDAU LOGO]	[CO-STEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

CO-STEEL AND GERDAU S.A. ANNOUNCE CLOSING OF MERGER TRANSACTION

Toronto, Ontario, October 23, 2002 - Co-Steel Inc. of Whitby, Ontario, (TSX: CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce that they have completed the combination between Co-Steel and Gerdau SA’s North American operations. The transaction combines complementary operating portfolios resulting in an enhanced product mix, a solid financial base and a sound growth platform for the company to assume a leadership role in the North American steel industry. Co-Steel common shares will continue to trade on the Toronto Stock Exchange (TSX) under the symbol CEI until close of business on October 24, 2002. Trading in Gerdau Ameristeel Corporation under the symbol GNA will commence at the opening of business on October 25, 2002.

“This combination opens an exciting future for the employees, customers and shareholders of the new organization,” said Phillip E. Casey, President & CEO of Gerdau Ameristeel. “The closing of this merger transaction was the realization of the hard work and collaborative efforts of a broad range of employees from both organizations. Completion of this milestone marks the beginning of a critical integration phase whereby we will look to all our employees to focus their efforts on realizing the potential value of this strategic alliance.”

About Gerdau Ameristeel

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product customers throughout eastern North America. Gerdau Ameristeel’s mini-mills are integrated with 29 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. For additional financial and investor information, including financial statements, visit www.gerdauameristeel.com, or www.gerdau.com.br.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

This press release contains forward-looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For more information please contact:

Terry Newman	Phillip E. Casey
Vice Chairman	President & CEO
Gerdau Ameristeel	Gerdau Ameristeel
(905) 665-3707	(813) 207-2225

Tom J. Landa	Osvaldo Schirmer
Chief Financial Officer	Executive Vice President & Chief Financial Officer
Gerdau Ameristeel	Gerdau S.A.
(813) 207-2300	55-51-3323-2108

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.

[GERDAU AMERISTEEL LOGO]

Filer: Gerdau AmeriSteel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AmeriSteel Corporation

Commission File No. 001-05210

Gerdau Ameristeel Announces Third Quarter Results

TORONTO, ON, October 28th, 2002 - Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) (TSX: GNA) today announced the financial results (Canadian dollars) of its predecessor affiliate, Co-Steel Inc., for the third quarter and nine months ended September 30, 2002. On October 22, 2002, Co-Steel merged with the North American operations of Gerdau S.A. (NYSE: GGB) to form Gerdau Ameristeel. For compliance with disclosure guidelines, the financial results of Co-Steel as of September 30, 2002 are being reported in conformance with historical practices. For clarification and guidance, we have also incorporated US dollar proforma financial results for the new entity Gerdau Ameristeel for the three and nine month periods ending September 30, 2002.

Co-Steel earned C$8.5 million, or C$0.14 per share, for the three-month period ended September 30, 2002, compared to a loss of C$30.2 million, or C$1.03 per share, during the same period in the prior year. Earnings before interest, taxes, depreciation and amortization (EBITDA) were C$35 million for the three-month period ended September 30, 2002, compared with negative EBITDA of C$3.8 million during the same period in the prior year.

For the nine-month period ended September 30, 2002, Co-Steel recorded net income of C$2.6 million compared to a net loss of C$89.2 million during the same period in the prior year. Included in the results for the nine-month period ended September 30, 2002 is a favorable pretax cash settlement of C$6.3 million related to an electrode price fixing claim as well as a C$9.1 million pretax noncash writedown of the Company’s remaining investment in ASW Holdings PLC (ASW). The loss for the nine-month period ended September 30, 2001 included an C$18 million pretax noncash writedown of the Company’s investment in ASW as well as the effect of a three-month labor disruption at the Whitby Mill.

Gerdau Ameristeel Proforma Financial Information (US Dollars)

The following table summarizes the combined proforma US dollar results of Co-Steel and Gerdau S.A.’s North American operations for the three-month and nine-month periods ended September 30, 2002. This information on shipments and the income statement information has been prepared as if the combination of Co-Steel and Gerdau S.A.’s North American operations had taken place at the beginning of each period and the balance sheet information has been prepared as if the combination had taken place on September 30, 2002:

	Period Ending September 30, 2002

	Proforma	Proforma
	Quarter	Year to Date

Shipments Tons (000s)
Mill Finished Steel	1,283	3,938
Fabricated Steel Products	173	513
Income Statement US$(000s)
Net Sales	$442,205	$1,285,189
Operating Profit	21,857	62,851
Net Income	12,148	21,512
EBITDA *	45,707	133,053
EPS — Basic	0.06	0.10
EPS — Diluted	0.06	0.10
Balance Sheet US$(000s)
Net Working Capital		$330,102
Cash		14,538
Debt		632,735
Book Value		540,741
Market Capitalization (based on US$2.02 per share)		400,981

Note: Net Working Capital excludes Cash & Debt. Debt includes Convertible Debentures.

*	- EBITDA excludes charges below operating income line, i.e. ASW investment writedown.

“The proforma results reflect solid performance in economic and steel market environments that remain challenging,” said Phillip Casey, President & CEO, Gerdau Ameristeel. “With the recent closing of the merger transaction, we look forward to capitalizing on the combined strengths and compatible cultures of the merged companies as they provide the nucleus to weather the challenges of the North American steel industry.”

Notice of Conference Call

Gerdau Ameristeel will be hosting a conference call on Monday October 28, 2002, at 10:00 a.m. EST to discuss the first quarter financial results of Co-Steel and the Company. A live audio webcast of the call will be available at www.gerdauameristeel.com and

www.gerdau.com.br. Webcast attendees are welcome to listen to the conference in realtime or on-demand at your convenience.

About Gerdau Ameristeel

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product customers throughout eastern North America. Gerdau Ameristeel’s mini-mills are integrated with 29 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. Gerdau Ameristeel has approximately 198 million common shares outstanding and the shares are traded on the Toronto Stock Exchange under the symbol GNA. For additional financial information and investor information, including financial statements, visit www.gerdauameristeel.com

The proforma statements present combined proforma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of the periods indicated and at September 30, 2002, as adjusted for the proforma effects of the combination and related transactions. Assumptions have been made in preparing these statements and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results of Gerdau AmeriSteel would have been had the combination of Co-Steel and Gerdau S.A.’s North American operations actually taken place at the beginning of the periods indicated or on September 30, 2002 and are not necessarily indicative of what the results of operations and financial position would have been. In addition, these statements do not purport to project the company’s results of operations for any future periods or its financial position at any future date.

For more information please contact:

Phillip E. Casey	Tom J. Landa
President & CEO	Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2225	(813) 207-2300
pcasey@gerdauameristeel.com	tlanda@gerdauameristeel.com

Security holders are advised to read the Registration Statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, and any other relevant documents filed with the SEC by Gerdau AmeriSteel because the documents will contain important information. The Registration Statement/prospectus has been filed with the SEC by Gerdau AmeriSteel. Investors and security holders may obtain a free copy of the Registration Statement/ prospectus (when available) and any other document filed with the SEC by Gerdau AmeriSteel at the SEC’s web site at www.sec.gov. The Registration statement/prospectus and such other documents may also be obtained from Gerdau AmeriSteel by making a request to Gerdau AmeriSteel’s offices at 5100 W. Lemon Street, Tampa, Florida 33609, Attention: George Beck, Telephone: (813) 286-8383.